UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)


                                 NETEGRITY, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    64110P107
                                 (CUSIP Number)

                          Aryeh Davis, General Counsel
                         Pequot Capital Management, Inc.
                     500 Nyala Farm Road, Westport, CT 06880
                                 (203) 429-2200
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 24, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64110P107


1     Names of Reporting Persons.               Pequot Capital Management, Inc.
      I.R.S. Identification Nos. of above persons (entities only)    06-1524885
____________________________________________________________________________

2     Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) [  ]
      (b) [  ]
____________________________________________________________________________

3     SEC Use Only
____________________________________________________________________________

4     Source of Funds (See Instructions)

      OO
____________________________________________________________________________

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
      [  ]

_____________________________________________________________________________

6     Citizenship or Place of Organization

      Connecticut
_____________________________________________________________________________

               7    Sole Voting Power                                       0
                    ______________________________________________
  Number of
 Shares Bene-  8    Shared Voting Power                                     0
ficially Owned      ______________________________________________
   by each
  Reporting    9    Sole Dispositive Power                                  0
 Person with        ______________________________________________

              10   Shared Dispositive Power                                0
                   ______________________________________________

11    Aggregate Amount Beneficially Owned by Each Reporting Person      0

_____________________________________________________________________________

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

      [  ]

____________________________________________________________________________

13    Percent of Class Represented by Amount in Row (11)                0%

_____________________________________________________________________________

14    Type of Reporting Person (See Instructions)                       IA

_____________________________________________________________________________

     This Amendment No. 12 is filed by Pequot Capital Management, Inc., a Connecticut corporation (the "Reporting Person"), and amends the Amendment No. 11 to Schedule 13D filed by the Reporting Person on October 6, 2004 (the "Schedule 13D," together with this Amendment No. 12, the "Statement").

Item 1.   Security and Issuer

     This Statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Netegrity, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 201 Jones Road, Waltham, Massachusetts 02451.

Item 2.  Identity and Background

     This statement is being filed on behalf of Pequot Capital Management, Inc., a Connecticut corporation (the "Reporting Person"). The Reporting Person is an investment adviser registered under the Investment Advisers Act of 1940, and acts as investment adviser to certain managed accounts over which the Reporting Person exercises discretionary authority (the "Accounts"). The address of the principal business and office of the Reporting Person, and of the Executive Officer, Director and Controlling Person (as defined below) is 500 Nyala Farm Road, Westport, CT 06880.

     The Reporting Person is the investment adviser/manager of, and exercises sole investment discretion over, Pequot Private Equity Fund, L.P., a Delaware limited partnership ("PPE") and Pequot Offshore Private Equity Fund, Inc., a British Virgin Islands corporation ("PPEO", and together with PPE, the "Funds" or the "Stockholders"), each of which are Accounts.

     Mr. Arthur J. Samberg is the executive officer, director and the controlling shareholder of the Reporting Person (collectively, the "Executive Officer, Director and Controlling Person"). Mr. Samberg is a citizen of the United States. Lawrence D. Lenihan, Jr., is an employee of the Reporting Person and, until the consummation of the merger described in Item 4 herein, served on the Board of Directors of the Issuer.

     Neither the Reporting Person nor Mr. Samberg has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Neither the Reporting Person nor Mr. Samberg has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

      Not applicable.

Item 4.  Purpose of Transaction

     On November 24, 2004, pursuant to an Agreement and Plan of Merger, dated as of October 6, 2004 (the "Merger Agreement"), by and among Computer Associates International, Inc. ("Acquiror"), Nova Acquisition Corp. ("Merger Sub") and the Issuer, Merger Sub merged with and into the Issuer (the "Merger") and the Issuer continued as the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of Acquiror. As of the effective time of the Merger (the "Effective Time"), each share of Common Stock outstanding immediately prior to the Merger was converted into the right to receive $10.75 in cash, without interest. Immediately prior to the Effective Time, the Reporting Person beneficially owned 2,651,180 shares of Common Stock and became entitled to receive $28,500,185 in respect of the Common Stock. As of the Effective Time, the Reporting Person ceased to be a beneficial owner of any shares of Common Stock and

Mr. Lawrence D. Lenihan, Jr. relinquished his board seat. The disposition of the shares of Common Stock described herein is conducted in the ordinary course of the Reporting Person's investment activities.

     As of the Effective Time: (i) the Issuer's certificate of incorporation, as in effect on the date of the Merger Agreement, became the certificate of incorporation of the Surviving Corporation (subject to an amendment to reduce the authorized share capital to 1,000 shares), (ii) the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, became the bylaws of the Surviving Corporation, and (iii) the directors of Merger Sub immediately prior to the Merger became the directors of the Surviving Corporation following the Merger. Following the consummation of the Merger, the Common Stock will be delisted from The Nasdaq National Market and deregistered under the Securities Exchange Act of 1934, as amended.

     A copy of the Merger Agreement is attached hereto as Exhibit 1, and is incorporated herein by reference, and the description herein of such agreement is qualified in its entirety by reference to such agreement.

Item 5.  Interest in Securities of the Issuer

     As of November 24, 2004, as of the Effective Time, the Reporting Person ceased to be a beneficial owner of any shares of Common Stock (see Item 4 above for a more detailed description of the transaction which is the subject of this filing).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Except as described in Item 4 herein, none.

Item 7.  Material to be Filed as Exhibits

Exhibit 1 Agreement and Plan of Merger, dated as of October 6, 2004, by and among the Issuer, Acquiror and Merger Sub (incorporated by reference to Annex A-1 to the Issuer's Definitive Proxy Statement on Schedule 14A, dated October 26, 2004).

                                S I G N A T U R E

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




Date: November 29, 2004             Pequot Capital Management, Inc.




                                           /s/ Aryeh Davis
                                      ------------------------------------
                                      Aryeh Davis, General Counsel

                                     INDEX TO EXHIBITS

Exhibit        Description
-------        -----------

Exhibit 1 Agreement and Plan of Merger, dated as of October 6, 2004, by and among the Issuer, Acquiror and Merger Sub (incorporated by reference to Annex A-1 to the Issuer's Definitive Proxy Statement on Schedule 14A, dated October 26, 2004).